Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
Lance, Inc.:

We consent to the use of our report dated January 29, 2003, with respect to the consolidated balance sheets of Lance, Inc., and subsidiaries as of December 28, 2002 and December 29, 2001, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended December 28, 2002, incorporated herein by reference.

Our report refers to a change in the Company’s method of accounting for goodwill and certain intangible assets as required by Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

/s/ KPMG LLP

Charlotte, North Carolina
May 1, 2003